Exhibit 8.1

List of Principal Subsidiaries and Consolidated Variable Interest Entities of Mercurity Fintech Holding Inc.

Subsidiaries	Place of Incorporation
Mercurity Limited	British Virgin Islands
NBpay Investment Limited	British Virgin Islands
Ucon Capital (HK) Limited	Hong Kong
NBPAY FINTECH PTE. LTD	Singapore
Golden Nation LTD	USA
Beijing Lianji Future Technology Co., Ltd	PRC

Consolidated Variable Interest Entities	Place of Incorporation
None	N/A

Date: June 14, 2022